INTERNATIONAL COMMERCIAL TELEVISION INC.
                                        (a US publicly traded company)
[LOGO OMITTED]
ictv

  CORPORATE HEADQUARTERS:                            INTERNATIONAL OPERATIONS:
  10245 Sunrise Place NE                                #207-980 1st St W.
Bainbridge Island, WA 98110                        North Vancouver, B.C. V7P 3N4
    PHONE: 206-842-3729                                PHONE: 604-903-5806
     FAX: 206-842-3731                                  FAX: 604-903-5801

                          Website: www.ictvonline.com


August 17, 2006

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

ATTN:   SARAH GOLDBERG

RE:     INTERNATIONAL COMMERCIAL TELEVISION INC.
------------------------------------------------

Dear Ms Goldberg:

In connection with responding to your comments, we provide the following statement acknowledging:

     - we, the company are responsible for the adequacy and accuracy of the disclosure in the filing;
     - that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
     - that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.


Yours  truly,

INTERNATIONAL COMMERCIAL TELEVISION INC.


By:     /s/ Karl Redekopp
        -----------------
Name:   Karl Redekopp
Title:  Chief Financial Officer